Exhibit 99.4

Press Conference

“INFOSYS-PRESS CONFERENCE”

October 16, 2018

CORPORATE SPEAKER:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

M.D. Ranganath

Chief Financial Officer

Journalists

Furquan Moharkan

Deccan Herald

Bhavana Akella

IANS

Venkatesh Ganesh

The Hindu Business Line

Raghu Krishnan

The Economic Times

Krishna V Kurup

Reuters

Shilpa Phadnis

The Times of India

Debasis Mohapatra

Business Standard

Bapu Narayankar

PTI

Moderator

Good evening ladies and gentlemen, we welcome you this evening to our second quarter results announcement. We will begin with our question and answer session with Salil and Pravin. Ranga is on his way, he will be joining us shortly. The first question for this evening is from Deccan Herald.

Furquan Moharkan

I have some questions sir. Basically to just start with the employee cost benefit. It has increased 16.2%. Can you elaborate more upon that and how much of it were to control the attrition, which had reached 20.6% last quarter? Again, when you talk about the Rs.7 dividend per share, how much will be the total outlay and can you give us some update on Rs.10400 crores that was remaining in the capital allocation policy? From Panaya there have been no revaluations this quarter. So, are you in talks with any buyers as of now and is there any progress on Ranga’s successor at the company?

Salil Parekh

So in terms of the question that you had on Panaya, we are in the same place when we shared with you the update in the last quarter. We have discussions which are ongoing, we are also focused on making sure that the business in the meanwhile remains relevant for our clients and that is the position it is in. So no real change from that perspective. In terms of the CFO succession, we made a statement in the press release, the Board is looking at various candidates and as soon as a decision is made, we will make an announcement on that. On the capital allocation policy, Ranga will expand on it a little bit more. I will give you some high-level view. We made an announcement if you recall, that we would do $2 bn in the cash return, $400 mn was done as a special dividend. The remaining $1.6 bn will be looked at by the Board as we communicated in the last quarter and before the end of the time period we had given and the Board will decide and we will then make the announcement.

Pravin Rao

On the employee cost, part of the spending has been to address some of the issues that we have had on attrition, but majority of the spend has been on the investments we talked about early in the year; and we talked about investing and focusing on digital, we had talked about investing in building capabilities, in localization. So a big part of it is also towards what we stated early in the year as part of our strategy.

Furquan Moharkan

So can we have more clarity on how much we have spent on controlling the attrition level within the company?

Pravin Rao

It is not a straightforward thing where you say you do this and controlling attrition is not only about money. On the attrition side it has come down marginally as compared to the last quarter. It is a reflection of the kind of demand that we are seeing. We also spent a lot of time and effort in terms of reskilling our talent, in a sense it is also a reflection on the high-quantity talent, which is attractive in the market. There are multiple things we have to do on attrition. One is, if there are any issues around compensation we need to fix it, but there are also things around the fact that we have to articulate better in terms of kind of investments we are making, the kind of exciting projects we are working. So there are things we need to do on the experience side, things we need to do on the career side and financial is one of the elements. So we do not give a breakup of how much we have spent and all but I can tell you that you cannot control attrition by throwing money, you have to do multiple things and that is what we are doing.

Furquan Moharkan

What have you done on the compensation part of it?

Pravin Rao

As we said, we gave a compensation increase at the beginning of April. It covered about 85% of our population which is in the lower to middle band. Effective July 1, we gave a compensation increase to the senior managers. Now effective October, we will roll out the compensation increase for the rest of the population which is family title holders and senior business leaders.

Bhavana Akella

This is Bhavana from INF. Mr. Parekh, the question is to you. Was no effort made to retain Mr. Ranga. He is the third CFO to quit in the past five years. How many other top level executives have quit and what was the reason? Secondly with the US economy on an upswing again, do you see the IT budgets going up? What are your clients saying and do you see a discretionary spending also going up? On your acquisition strategy, I want to know whether your acquisition strategy is market driven or is it technology driven? What is the focus when you are looking at acquisition and also its valuation and how do you value when you are acquiring a firm?

Salil Parekh

I made a statement a little bit earlier maybe some of you got it. Ranga spent 18 years with the company and he has done an absolutely outstanding job in terms of contributing to Infosys. Since the last three years in a very intense capacity as a CFO and he has decided to do something different as he goes forward. So I wish him all the very best as he goes forward. In terms of the senior team, we have a very strong and stable senior team. In fact, it is a very talented team. Because it is a very talented team, this team has a real focus on the business and this is the team that is driving the results. We have made several moves in the last few months where individuals from within the business have taken larger roles whether it is on the sector segment, go-to-market side or on the service line side. So in general my view is within Infosys we have a really strong leadership team and we hope to see more and more of that come to the front. In terms of the demand, I think you spoke specifically of the US. The US economy is strong and that gives us a lot of comfort. Just about 60% of our business comes from the US, so we have a very strong traction in that market. We see the clients are looking at very good discretionary spend. They are looking at larger projects, so overall from a demand environment have a positive view specifically on the US and specifically for us. On the acquisitions, our acquisitions are driven by what we see primarily around our digital and the Pentagon that we have outlined. We are also looking at acquisitions, which fall in places where we see high growth, which overlap with the Pentagon sometimes and sometimes fully within the Pentagon. These are always driven by what we think is appropriate in terms of client and market and obviously that will relate to technology and as it is based on IT and ITES services. In general, in terms of valuation it is very difficult. It is always when you are deciding to buy an asset usually the seller feels it is more valuable than the buyer, but hopefully you find someplace where you find a middle ground and you close something.

Venkatesh Ganesh

Venkatesh here from The Hindu Business Line. Just looking at the number, the time and materials part of the business have been more or less 48% to 49%? It has been like that for quite some time, so how much is that driving, your fixed price part of the business? Is it significant or how does it look for you? And second one is the campus hires, earlier we heard TCS hiring, saying that they have an intent of hiring 28000 people and last two quarters looking at Infosys around say 4000 approximately that had been added. So how does that look for you? Are you confident enough to commit a number to that?

Pravin Rao

On the fixed price and time and material for couple of quarters it has remained constant. Fixed price has been 52% and time and material 48%. Our endeavor is to increase the percentage of fixed price. That has been the endeavor and particularly in the run side of the business where we are doing large deals, manage services and so on, our effort is to do in a fixed price manner so that we can get the benefit of productivity improvements and other things that we bring to the table. To some extent that number has not moved. It is also a reflection of the fact that the percentage of business coming from digital is increasing and many times the ticket sizes of these deals are small and these are early days. Typically you tend to see more of T&M but over a period of time once the deal becomes much clearer and once there is clarity on the transformation objective, then we convert it into fixed price. So it should be ballpark. Wherever possible our effort is to convert into fixed price, but difficult to predict where it will go.

In terms of hiring, normally we do not specify the number of people we typically hire, but from overall momentum perspective we have seen good momentum in this quarter and it has been broad based both across verticals as well as geographies. We expect the momentum to continue in the coming quarters. We may have the usual seasonality challenges in Q3, but otherwise by and large across majority of the verticals, we expect the volume to continue. So we expect to see uptick in the number of recruitments.

Raghu Krishnan

Salil, looking at the commentary it seems to be very positive and having said that we will see similar volumes going up in the coming quarters, you have almost touched your higher end of guidance in six months. Why are you not calling it out that you will grow faster?

Salil Parekh

The demand environment we see is very strong. As Pravin said we see a positive outlook on our own growth within the different sectors. So overall we feel comfortable with where we are on the guidance. The macro overall is also quite good so far. So all of the elements give us comfort whether we should continue with the way we have seen at least the last couple of quarters gone.

Raghu Krishnan

Do you think this trajectory will continue over the next two quarters to hit double digit growth?

Salil Parekh

As I said the demand environment is still looking good for us, our sectors are doing quite well, our financial services business is growing quite well, so we are quite comfortable with where the guidance is.

Raghu Krishnan

Also I just want to ask you about the attrition. Are you losing the tag of employer of choice because you have almost seen 20% attrition over the last three quarters, what is the reason and why are you losing so much?

Pravin Rao

As I said earlier one is the function of demand, there is tremendous demand for skills in newer technologies. As a company we have invested a lot in terms of re-skilling and re-factoring talent that is one of the reason. We have made several interventions, it has marginally come down this quarter and we expect it to come down further in subsequent quarters. While it is not where we want to be, we are not unduly worried about it. We will continue to invest in people, we will continue to articulate the kind of work we are doing in a much better manner. We are looking at several interventions, we talked about creating digital programs to enable people to move into newer areas. We are training them on digital skills, we are coming up with skill-based incentives. We are focusing on a lot of aspects and our sense is in next one of the quarters we will definitely see some of the interventions we are doing result in lower attrition.

Krishna V Kurup

I have a few questions. Could you give us some color on what the clients are saying especially on the US and in Europe in light of what is happening in the global market with trade war and Brexit and do you expect some pain coming out of those situations in those markets? If everything looks good for you, why have you retained your forecast and not given a positive guidance?

Salil Parekh

What the clients are saying is interesting. Lot of senior executive, myself are meeting with clients and two main themes that we see. There is a lot of growth that they want to drive into their business by transforming themselves along the digital access and there really the Pentagon that we have designed becomes almost a guide map of what they want to drive to change. So a lot of growth coming from there and then they have a lot of their core services from which they would like increased productivity and everything we are doing on automation, artificial intelligence and improving productivity have a lot of resonance with our clients on that. So net-net we see a positive view. Of course as you referenced there are discussions with respect to trade and Brexit. Within our UK business, we see a good traction, but we will wait and watch and see how that Brexit plays out. Overall on the demand side, we still remain, as we said earlier, positive with what we see and positive based on the sorts of impact we have had in Q1 and Q2; and what we have done resonates with our clients.

Shilpa Phadnis

Can you give us some color on the large deal wins, you said it is about $2bn this quarter? Is it margin dilutive because we saw in the Verizon deals, we have re-badged employees and we have given them sign-on bonuses, the onsite cost is going to be very expensive for you. It is a low-margin deal. Is it a question of buying revenues in the case of Verizon? Second, Sears is filing for bankruptcy, what kind of impact – are you provisioning it for already?

Pravin Rao

Let me take the second one and I will come back on the large deals. The news of Sears filing for bankruptcy broken out today and in any event we do not comment on a client-specific thing. On the large deals, we have won 12 large deals, seven in Americas, four in Europe and one in rest of the world. Three of them are in financial services, three of them are in manufacturing, two in hi-tech, one each in four other verticals. So net-net it is the highest value from a TCV perspective – we are seeing over $2 bn. Typically from a client perspective, one of the nature of the large deals is client is looking at cost takeoff. It is not the only reason but in the last two, three years we have always said that we want to compete aggressively in the market and then execute to our margin requirement. We have been doing it in the past and if we look at pricing as well not only now but in the last couple of quarters, pricing has remained stable. In this quarter, our RPP on a CC basis increased by 0.9% QoQ, but on a YoY basis it has been flat, the same was in the last quarter as well. If we look at it from a portfolio perspective, we believe we have enough levers in terms of meeting the client requirements, bidding aggressively and at the same time executing on our margin expectation.

Shilpa Phadnis

One last question on color on banking and insurance. If you can take us through which are the growth areas, some colors, what is the customer saying?

Pravin Rao

The growth has been broad based, both in Europe and Americas and after a few quarters the spend has started coming back in Americas. A couple of reasons: one is higher interest rate and also the benefits of tax cuts and we are seeing some good growth in most of our large accounts in banking space. Most of the spend continues to be in the areas of digital, cloud and data. By and large, I think in the last couple of quarters, we had some challenges around some specific accounts - those are behind and growth is coming back in Americas. I talked about three of the large deal wins coming from financial services. Even in the last quarter when the banking performance was softer, we had two large deals. We have also opened quite a few accounts in the last few quarters. On the back of large deals, good pipeline and some of the new logos that we have opened, we expect that momentum to continue at least for the near quarter. As I said the momentum is fairly strong across verticals, but we have to also keep in mind the traditional Q3 where from a seasonality perspective we have impact of lower working days. That is something we need to watch out for, but otherwise we are in a good place.

Debasis Mohapatra

I just want to understand you have termed this fiscal as the year of stabilization, how far have you gone on the stabilization front? We have seen a bit of momentum of course, the numbers are good, but the management churning on the top level still continues?

Salil Parekh

We have gone through six months of year and I think at least we are in a fairly stable position. We have got very deep bench of talent within the company. All our leadership across the segments are individuals who have been with the company, have grown up in driving with the business and they are running those segments. A lot of the folks who are running the businesses on the delivery side are from there. So in general I feel this team is starting to come together. We have tremendous intensity in the market with this team and that also gives lot of energy to the team. We have had discussions within the team on how that is impacting stability and so far we are half way through the year and that is how I would position us in terms of driving our stability. Of course we have a three-year transformation program and many more steps to take.

Debasis Mohapatra

Ranga to understand on the margin side we can say Q2 was kind of flat and you are saying that you are investing but of course you are getting lot of benefit out of rupee depreciation. So, may not be in revenue term but at least on the margin side you can revise it (guidance)?

M. D. Ranganath

As I said earlier if you look at the first half, operating margins are at 23.7%, this is pretty much at the top end of our guidance, which we gave 22% to 24%. If you look at sequentially, yes rupee has depreciated and net of cross currency it gave us about 80 basis points positive impact for the quarter. Then we had another 70 basis of positive impact primarily on account of pricing as well and to some extent on the onsite mix reduction, so total benefit was 150 basis points. Of which, we had a negative impact of about 100 basis points primarily on some of the balance comp review that we had to do for this middle to senior leaders this quarter and also made specific interventions to address certain pockets of attrition as well. We also had another 50 basis points of higher subcontractor expenses and certain US localization investment. So net-net 150 got kind of negated by the additional cost of 150. But having said that I think rupee is volatile. At the same time, we also had said in the beginning of the year that we have certain investments to leverage digital, localization, etc., and we have that trajectory already built-in and as we had said earlier, it is gradual and it is kind of loaded toward the second half of the trajectory. So keeping in view all these elements we are quite comfortable with the band and first half we are pretty much at the top end of the guidance.

Debasis Mohapatra

That is what I wanted to understand. Very well said because the traditional understanding in the market is that Infosys is on a premium margin side, does not do a lot of rebadging, but we have seen quite bit of rebadging reports coming out. So on that front, is rebadging the way to go to ramp up revenues for Infosys going ahead?

Pravin Rao

I do not know where we have said we will not do rebadging. We have always been open to rebadging, it is not first time we have done rebadging we have done in the past as well. It is an element, and any large deals will come with the rebadging requirements and we are open to do that, it is not an issue.

Debasis Mohapatra

So, there will not be any margins pressure because a lot of these rebadging is actually based onsite?

Pravin Rao

No, whenever you rebadge people you have an opportunity to engage them in the work that they are doing currently on that project, you have an opportunity to engage them in incremental work we get in the account, you also have an opportunity to deploy them in other accounts as well. So as long as we are a growing business, as long as there is a demand for talent and we continue to recruit, we do not see any issue and this will also help in our localization efforts.

Bapu Narayankar

You were the first to curb the flow of foreign workers into the US. President Trump called for tighter controls for skilled workers’ visa in America through executive order last year and Infosys has been fined by US government for abusing visa rules in the past and its practices continue to draw the scrutiny of federal investigators. So Infosys is taking steps towards a huge change which unfortunately is not in its DNA. So, how is this affecting your business?

Salil Parekh

Sorry, I did not understand what the change was, but let me share with you what I think we are doing. For us really the focus is very clearly on four elements of where we are going with our business. Two of them, we have talked a lot about on digital and improving our core services with artificial intelligence and automation and a very big one on reskilling that we have talked about. On localization, our view is we want to build digital centers in many different parts of the world. We have started with announcing a few of those in the US. We have started with some recruitment at some colleges in the US. We have a similar plan for Europe, for Australia, and these are elements that are moving us from where we are today to a different type of an approach in terms of how we are going to drive change in the business. All of these elements are things that the Infosys team, our clients and our Board believe are part of the strategy that should drive further resilience with the business and much more relevance to what our clients are driving and that is really the focus. We have now set ourselves a three-year transformation plan, and on that we have started the journey. With the first two quarters we have started to track several of these areas in a positive way and there is a lot more work that we have to do on the overall transformation.

Bapu Narayankar

Ranga from my heart I would say that I have to due respect for your association with Infosys. Now that you have expressed to move on, what can we expect next from you?

M.D. Ranganath

Thank you very much for your kind words. I think I always said that it has been a satisfying two decades in Infosys where I got to play a variety of roles, a broad spectrum of leadership roles right from strategy, risk, finance, M&A. Now especially in the last three years as the CFO of the company, in a very crucial period of the company, it has been deeply satisfying. If you look at when I joined the company, integral part of the growth journey of scaling up the company and more so in the CFO role, there was a resolute focus on the financial outcome and resilient and strong financial performance, multiple transitions and so on. We got to implement one of the largest share buyback, we got to do US APA and the record high cash flow of $2 bn; RoE touched 25% - there were several significant milestones that collectively we all achieved in the recent three years. The last three years between fiscal 2015 and 2018, while the revenues expanded 26%, the free cash expanded by 40%. These have been deeply professionally satisfying outcome for me and at the same time collectively for the company as well. I am looking at professional opportunities where I could put to use experience of managing a large global listed company as well as the some of the scaling that we brought to the table at the same time the unique experiences and insights I got as a CFO. So that is what I am looking forward to.

Bapu Narayankar

I believe that most of who have left Infosys they have invested or joined start up companies like Uber, Ola? What can we expect from Ranga?

M.D. Ranganath

I think you are getting into pattern recognition now. We do not want to get into the pattern recognition, but certainly as I said I want to leverage the collective experience of 20 years that I have put in here in a most impactful way and those are the opportunities that I am looking forward to.

Bapu Narayankar

Last question – it is not concerned with Infosys. Any comments on Paul Allen, the founder of Microsoft who died today?

Salil Parekh

It is a tremendously tragic event. He was a phenomenal person who started an incredible company. I, of course do not know him personally but from what I read, our deepest sympathies to his family and I know that everyone who is involved with technology would mourn what has happened.

M.D. Ranganath

Well, I think, equally endorse what Salil said. I think more than anything else, he created a kind of revolution, the way the world operates, he created a fundamental way the world and the business operates, it has been emphatic. I think he is pretty much in the league of Steve Jobs and many other iconic technology global leaders and it has left a way the world works, the individual works and how the businesses work, it has been indelible mark on how the world operates today.

Pravin Rao

As both Salil and Ranga said he is a respected technologist, the contribution of Microsoft on the technology revolutions that we have seen is unparallel and he had a large role to play. Beyond Microsoft also he had also invested in many areas and contributed in social causes so we do respect him. Again as Salil said, I was not fortunate to have an opportunity to interact with him but I am really grateful to all the things that he has done and contributed to the technology industry.

Moderator

Thank you. Couple of last questions for Ranga from Deccan Herald followed by INF.

Furquan Moharkan

When we talk about capital allocation policy which you have extensively worked on – so when you announced Rs.13,000 Crores at the beginning of this year, Rs.2,600 Crores went in for the special dividend, so remaining Rs.10,400 Crores was meant for the rest of the year. Any update on that Rs.10,400 Crores. And the outlay on Rs.7 per dividend, is it going to be given to the bonus shares also which you recently issued?

M.D. Ranganath

The second question is very easy. Well the dividend that we announced today, interim dividend is for all the shareholders including the recently issued bonus shares. Coming to the capital allocation policy, last year we returned $2 bn and in the beginning of the year when we announced the capital allocation policy, we had two components. One is how do we address the future cash that we generate. We said up to 70% of the free cash flow we would return to the shareholders every year. The interim dividend is a part of that. The second aspect was, as you rightly pointed out; we said we would return over and above this 70%, up to $2 bn in FY2019, of which $400 mn has already been given as a special dividend. The Board clearly said the balance we will return in a method and in a particular mechanism, which it will decide and I am sure the Board will take appropriate decision at the right time. The company is committing to returning up to $1.6 bn in FY2019.

Furquan Moharkan

What is the total outlay on the interim dividend?

Salil Parekh

Rs.7 per share and including DDT it is closer to $ 600 mn.

Bhavana Akella

We have recently seen #metoo campaigns taking over in India. So, as a corporate can you share your updates on POSH?

Pravin Rao

As an organization we have always had a very strong anti-sexual harassment policy. We have ICC in place which looks at all the cases and issues that come with that and disposes it in a very speedy manner. Obviously, we have to keep in mind the sensitivity of individuals involved as well. We have zero tolerance to any sexual harassment. Our anti sexual harassment policy is available to all and the employees are aware. We do frequent campaigns, frequent education sessions to all employees. We are very happy with the infrastructure and things that are there and we will continue to educate people about our policies and continue to reinforce that we have zero tolerance to any incident of sexual harassment.

Bhavana Akella

I have three questions to you. One is at what rate have you hedged the Dollar in the second quarter or the first half of the year? What is the company’s assessment of the currency volatility and how much it has impacted the second quarter’s revenue and guidance? Thirdly has the weak rupee made you revise your billing rates for the third and fourth quarters and on how many basis points currency volatility is factored in guidance and hedging? Lastly with the rupee weakening the most in Q2, what is the non-operating income or loss in rupee and Dollar terms?

M.D. Ranganath

Coming back to the currency volatility, currency volatility is nothing new for us. If you look at over the last three years, the company has very successfully navigated extreme currency volatility around Brexit, US election and so on and so forth and over the last 13 quarters, we have consistently navigated that with effective hedging policies, which has worked for us and the impact on P&L has been minimal. Now coming back to your question, we do not disclose exactly the rate, that is a competitive number, we do not disclose that. But primarily what we do is if you look at last quarter, we got a benefit of rupee differential about 80 basis points and additional 70 basis points we got on account of the higher pricing and onsite mix moderation. That 150 basis points went back into about 100 basis points into the compensation and addresses certain pockets of attrition and balance 50% on certain investments and the higher subcontractor expenses. Rupee has been volatile during the quarter. Today if you look at September 30, it closed at 72.5 and last week again, we have seen a lot of volatility up and down. We make certain assumptions on the rupee based on which we hedge. Coming back to your revenue impact, the difference between the Q/Q reported growth and the constant currency growth 3.2% and 4.2%, it is 1%. It is pretty much the cross currency impact that we have seen. As you know about 70% of our revenues come from US Dollars. The balance 30 is a combination of Australian Dollar, Euro and British Pounds, so that is the net effect.

Bhavana Akella

Billing rates forward for the upcoming quarters?

M.D. Ranganath

I think we have seen most of our billing rates are linked to MSA with individual customers, whether it is fixed priced contract as well as the T&M contract. We do not really renegotiate on a quarterly basis. It is all linked to the contractual term and period of individual contracts. Thank you.

Moderator

Thank you Salil. Thank you Pravin. Thank you Ranga. With that we come to the end of this press conference. Thank you ladies and gentlemen.